**Mail Stop 4561**

January 31, 2008

James Arnold, Jr.
Senior Vice President and
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re:    Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **File No. 000-27038**

Dear Mr. Arnold:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Business

Overview

International Operations, page 8

1.    Please provide us a list of all the jurisdictions in which you maintain smaller sales, services and support offices.  In addition, please give us a list of the countries from which you generated revenues during the most recently completed fiscal year.

Certain Relationships and Related Party Transactions, page 29

2.      We are unable to locate disclosure that appears responsive to Item 404(b) of
        Regulation S-K.  In your response letter, please explain why you have concluded
        that such information is not required, or otherwise advise us.  If you concluded
        that none of the transactions disclosed under this heading were required to be
        reported under paragraph (a) of Item 404, in the response letter, explain how you
        reached this conclusion.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 59

3.      We note in your disclosure on page 59 that for arrangements that contain multiple
        elements, you allocate an arrangement's fees into separate units of accounting
        based on fair value.  Please tell us how you established VSOE of the undelivered
        elements in your multiple element arrangements (including, but not limited to,
        licensing arrangements and hosting arrangements) and the general terms for those
        elements.  In this regard, describe the process you use to evaluate the various
        factors that affect your VSOE and explain how your determination of VSOE
        complies with paragraphs 10 and 57 of SOP 97-2.

4.      We also note in your disclosure on page 31 that you earn revenue from the sale of
        third-party hardware included in the solutions licensed to your customers.  Clarify
        the nature of these hardware products including whether your software is
        embedded in the hardware products.  If so, tell us whether this software is more
        than incidental to the hardware and how you considered the guidance under EITF
        03-5 in determining whether such sales are within the scope of SOP 97-2.  If the
        hardware is not considered to be software-related, for multiple element
        arrangements that include the hardware, tell us whether you have established
        VSOE of fair value for such hardware and clarify your revenue recognition policy
        for multiple-element arrangements that include such hardware.  Furthermore,
        quantify the amount of revenue recognized from the sale of hardware for each
        year presented.

Capitalized Patent Defense Costs, page 62

5.      We note that during fiscal 2007 the Company capitalized $6.9 million in patent
        defense costs related to the litigation with VoiceSignal.  We further note that the
        Company later reclassified these costs as part of the purchase price in the
        VoiceSignal acquisition, the majority of which were recorded into goodwill.
        Please explain further how you determined that these litigation costs should be

included in the transaction costs of the acquisition and provide the specific accounting guidance you relied upon.

Net Income (Loss) Per Share, page 65

6.      We note that the Company computes net income (loss) per share under the provisions of SFAS 128 and EITF 03-6.   Tell us how you considered Issue 5 of EITF 03-6 in determining whether the convertible preferred stock should be included in the computation of basic earnings per share regardless of the fact that the Company has a net loss from operations.  In this regard, tell us whether the Series B preferred shareholders have contractual obligations to share in the losses of the Company and please consider revising your future disclosures to clearly explain how you considered the preferred stock in your calculations of basic earnings per share.

Note 3. Business Acquisitions

7.      Tell us how you applied the significance test of Article 1.02(w) of Regulation S-X in determining whether financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X was required for the BeVocal, Inc. acquisition.  Note that any contingent consideration should be included in your tests unless payment is determined to be remote.  In your response, please provide in detail the computation of the significant subsidiary test.

Note 10. Credit Facilities and Debt

2.75% Convertible Debentures, page 87

8.      We note that you issued $250 million aggregate principal amount of 2.75% convertible senior debentures due 2027 (debentures) and that a conversion feature exists that is based on the closing price of the Company's common stock and the trading price of the debentures (i.e. dual indexes).  Provide us your analysis in evaluating whether the debt conversion features of these debentures include embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133.  In this regard, clarify whether you qualify for the scope exception under paragraph 11(a) of SFAS 133 including your consideration in applying the guidance in EITF 00-19 and EITF 01-6.  Additionally, while we note you are currently in a loss position, tell us your consideration for the impact the debentures have on your earnings per share calculation.

Note 17. Commitments and Contingencies

Litigation and Other Claims, page 101

9.      We note the 2001 complaint filed on behalf of a purported class of persons who purchased Former Nuance stock between April 12, 2000 and December 6, 2000 and that a proposed settlement has not yet been approved by the court although you are currently working on getting this proposed settlement approved.  We also note in your disclosure that the settlement is not expected to have any material impact on the Company, as payments, if any, are expected to be made by insurance carriers, rather than by the Company.  Please tell us the terms of the proposed settlement and whether you have accrued any amounts related to this proposed settlement.  Please be advised that loss contingencies are to be recognized on a gross basis and not netted with gain contingencies unless you meet the requirements of FIN 39 for the right of setoff.  As such, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

James Arnold, Jr.
Nuance Communications, Inc.
January 31, 2008
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to LaTonya Reynolds, Attorney, at (202) 551-3535 or Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462. If you require further assistance you may contact me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief